FILED BY BOYD GAMING CORPORATION
                                                PURSUANT TO RULE 425 UNDER THE
                                       SECURITIES ACT OF 1933 AND DEEMED FILED
                                             PURSUANT TO RULE 14A-12 UNDER THE
                                               SECURITIES EXCHANGE ACT OF 1934

                                         SUBJECT COMPANY:  COAST CASINOS, INC.
                                        SUBJECT COMPANY SEC FILE NO. 000-26922





                 BOYD GAMING SETS APRIL 30 ANNUAL MEETING DATE

LAS VEGAS, NV - MARCH 19, 2004 - Boyd Gaming Corporation (NYSE: BYD) today announced that its annual meeting of stockholders has been set for Noon EDT, Friday, April 30, 2004 at Borgata Hotel Casino and Spa in Atlantic City, New Jersey. The record date for determining the Boyd Gaming stockholders entitled to vote at the annual meeting has been set for March 31, 2004.

Headquartered in Las Vegas, Boyd Gaming Corporation (NYSE: BYD) is a leading diversified owner and operator of 13 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana and Louisiana. Boyd Gaming recently opened Borgata Hotel, Casino and Spa at Renaissance Pointe (AOL keyword: borgata or www.theborgata.com), a $1.1 billion entertainment destination hotel in Atlantic City, through a joint venture with MGM MIRAGE. In February, the Company reached a definitive agreement to merge with Coast Casinos, Inc. The $1.3 billion merger is expected to be completed in mid 2004. Boyd Gaming is also awaiting regulatory approval of its acquisition of Harrah's Shreveport, and that is expected in the second quarter 2004. Boyd Gaming press releases are available at www.prnewswire.com . Additional news and information on Boyd Gaming can be found at www.boydgaming.com .

THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF BOYD GAMING CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

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PAGE TWO - BOYD GAMING SETS APRIL 30 ANNUAL MEETING DATE

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by Boyd Gaming Corporation and Coast Casinos, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Boyd Gaming Corporation or Coast Casinos, Inc. with the SEC at the SEC's website at www.sec.gov. A copy of the joint proxy statement/prospectus may also be obtained by directing a request to Boyd Gaming Corporation, Attn: Rob Stillwell, Investor Relations, 2950 Industrial Road, Las Vegas, NV 89109, or to Coast Casinos, Inc., Attn: Gage Parrish, 4500 West Tropicana Road, Las Vegas, NV 89103.

Boyd Gaming, Coast Casinos and their respective officers and directors may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information about the participants in the solicitation will be set forth in the joint proxy statement/prospectus to be filed with the SEC.

CAUTION CONCERNING FORWARDING-LOOKING STATEMENTS: This press release contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on Boyd Gaming Corporation management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the federal and local governments; failure of the requisite number of Boyd Gaming Corporation or Coast Casinos, Inc. stockholders to approve the proposed transaction; the inability to successfully integrate the businesses of Boyd Gaming Corporation and Coast Casinos, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Boyd Gaming Corporation with the SEC. Neither Boyd Gaming Corporation nor Coast Casinos, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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